

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 10, 2009

Via U.S. Mail and Fax (203) 402-5500

John P. Jordan
Vice President, CFO and Treasurer
Baldwin Technology Company, Inc.
2 Trap Falls Road, Suite 402
Shelton, Connecticut 06484

      Re: Baldwin Technology Company, Inc.
              Form 10-K for the fiscal year ended June 30, 2009
              Filed September 28, 2009
              File No. 001-09334

Dear Mr. Jordan:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 12

Goodwill

1.   We note that you manage your business as one reportable segment. Please tell us and in future filings identify your reporting units and disclose how the reporting units were identified under the guidance from FASB ASC 350-20-35. If applicable, please also disclose whether there have been any changes in the number of reporting units or the manner in which goodwill is allocated to those units during the periods presented.

2.   On page 14 of MD&A you disclose that you use a discounted cash flow model to evaluate the fair value of reporting units. However, on page 40 of the financial statements you indicate that you apply a combination of the income and market approaches in determining the fair value of your reporting units. In future filings please resolve the inconsistent disclosure. In that regard, please also consider the following in future filings:

    • If you in fact use more than one method to evaluate goodwill for potential impairment, please include sufficient disclosure to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected those methods as being the most meaningful in preparing your goodwill analysis.
    • If you changed methods in fiscal 2009, please disclose why you implemented the change and describe the impact on your goodwill impairment evaluation.

3.   As a related matter, if you have reporting units management believes are at risk of failing step one of the impairment evaluation model, please also consider the following in future disclosure:

    • Identify the reporting units you believe are at risk for failing step one of the model;
    • Disclose the amount of goodwill allocated to those reporting units;
    • Disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test;

- Your existing disclosure identifies a model or model(s) applied in your evaluation. For any reporting units identified as at risk for failing step one, please also describe the key assumptions used and how the key assumptions were determined;
- Discuss the degree of uncertainty associated with the key assumptions; and,
- Describe potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Results of Operations, page 16

4. Under Net Sales (page 17), you disclose measures of changes in sales in Europe and Asia, excluding the impact of changes in currency. While it is important to identify, quantify and describe material affects of changes in exchange rates on results of operations in MD&A, please note that disclosure of GAAP-based amounts excluding the impact of changes in currencies may create non-GAAP measures under Item 10(e) of Regulation S-K. Accordingly, in future filings please expand to provide appropriate disclosure under Item 10(e) of Regulation S-K or revise the discussion to avoid presentation of non-GAAP measures.

5. Under Gross Profit (page 17), you disclose a non-GAAP measure of gross profit excluding an inventory impairment charge. Please tell us how your presentation of this measure is appropriate and complete under the disclosure guidance from Item 10(e) of Regulation S-K.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page 40

6. We see that you performed an interim goodwill impairment evaluation in the third quarter of fiscal 2009 because of the factors cited in your disclosure. In future filings please expand to identify the timing of your recurring goodwill impairment evaluation.

7. As a related matter, while we see your disclosure of the factors leading you to perform the interim goodwill impairment evaluation in fiscal 2009, in future filings please specifically describe the facts and circumstances leading to the impairment charge recognized for the reporting unit in Japan. Please refer to FASB ASC 35-20-50-2(a).

Form 8-K dated August 26, 2009

8.   We note that you present non-GAAP financial measures and related
        reconciliations in the form of Pro-forma (non-GAAP) Statements of Operations.
        The format presents numerous non-GAAP balances and subtotals which have not
        been individually described to investors in your earnings release. Inclusion of a
        non-GAAP statement of operations leaves an impression that the non-GAAP
        presentation represents a comprehensive basis of accounting and gives undue
        prominence to the non-GAAP financial information. As well, the disclosures
        about non-GAAP financial measures set forth in Item 10(e)(1)(i) of Regulation S-
        K are applicable to each individual non-GAAP financial measure presented.
        Accordingly, in future earnings releases, please delete the non-GAAP statements
        of operations. If you elect to present non-GAAP financial measures, please
        provide the reconciliation and narrative disclosures set forth in Item
        10(e)(1)(i)(C) and (D) of Regulation S-K for each individual non-GAAP financial
        measure presented. Refer also to Instruction 2 of Item 2.02 of Form 8-K.

9.   As a related matter, the narrative discussions provided under Item 10(e)(1)(i)(C)
        and (D) of Regulation S-K should provide a substantive rationale for inclusion of
        a non-GAAP measure. Statements that are generic or that are mere conclusions
        would not normally fulfill the requirement. In that regard, in future earnings
        releases please describe how management actually utilizes any non-GAAP
        financial measure presented and describe the substantive benefit to investors of
        that measure.   In that regard, we note that the current disclosure is generalized
        and does not describe management's specific rationale for any measure presented.

10.   We also see that you present non-GAAP financial measures that exclude
        restructuring costs. Restructuring costs appear to be recurring expense since you
        have incurred restructuring costs in each of the past three years. The measures of
        EBITDA also exclude recurring charges. If future earnings releases include
        disclosure of non-GAAP measures that exclude recurring items, please also
        present the disclosures called for by Question 8 of the Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures, which is
        available on our website.   Refer also to Question 15 from the referenced
        document.

11.   Please tell us where you presented the numerical reconciliations for EBITDA called for under Item 10(e)(1)(i)(B) of Regulation S-K. In that regard, we see that you also present a measure of EBITDA adjusted for certain items. If you present a measure of EBITDA prepared on other than the conventional definition, please appropriately label the adjusted measure to clarify the nature of the non-GAAP measure presented. Refer to Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which is available on our website.

12.   You refer to non-GAAP financial data as "pro-forma." The label "pro-forma" has specific meaning under Article 11 of Regulation S-X. In future earnings releases, delete the references to non-GAAP financial data as "pro-forma" if outside the specific meaning from the referenced guidance.

****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Accounting Reviewer